

17018549

SEC Mail Processing Section DEC 12 2017 Washington DC 406

SE

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66139

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2016 (MM/DD/YY) AND ENDING 09/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NUMIS SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Ave Ste 4100
(No. and Street)

New York	New York	10016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MSPC Certified Public Accountants and Advisors, A Professional Corporation
(Name – *if individual, state last, first, middle name*)

546 Fifth Avenue 6th Fl	New York	New York	10036-5000
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ypw

OATH OR AFFIRMATION

I, Nicholas J. Rego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Numis Securities Inc, as of September 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

PATRICIA A. SMITH
Notary Public, State of New York
Registration #01SM6330711
Qualified In Kings County
Commission Expires Sept. 21, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NUMIS SECURITIES, INC.
FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 OF THE SECURITIES AND
EXCHANGE COMMISSION
SEPTEMBER 30, 2017

NUMIS SECURITIES, INC.
INDEX
SEPTEMBER 30, 2017

MSPC
Certified Public
Accountants and Advisors, P.C.

An independent firm associated with Moore Stephens International Limited

MOORE STEPHENS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Numis Securities Inc.

We have audited the accompanying statement of financial condition of Numis Securities, Inc. (a Delaware corporation) as of September 30, 2017, and the related statements of operations, changes in stockholder's equity, , and cash flows for the year then ended. These financial statements are the responsibility of Numis Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Numis Securities, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, and III have been subjected to audit procedures performed in conjunction with the audit of Numis Securities, Inc.'s financial statements. The supplementary information is the responsibility of Numis Securities, Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 11, 2017

www.mspc-cpa.com
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101

NUMIS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2017

Assets		
Cash and cash equivalents	$	6,521,950
Receivables and deposits from broker-dealer		805,667
Research fees receivable		274,364
Receivable from parent		328,614
Receivable from broker for unsettled regular-way trades, net		1,895,765
Fixed assets, net of accumulated depreciation		66,002
Deposits with clearing organization and others		860,006
Total assets	$	10,752,368
Liabilities and stockholder's equity		
Liabilities		
Accrued professional fees	$	90,000
Accounts payable and accrued expenses		390,815
Accrued bonus compensation		2,050,000
Deferred rent expense		27,828
Total liabilities		2,558,643
Stockholder's equity		
Common Stock $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		12,675,460
Accumulated deficit		(4,481,835)
Total stockholder's equity		8,193,725
Total liabilities and stockholder's equity	$	10,752,368

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2017

Revenues:	
Commissions	$ 11,512,338
Research income	1,557,330
Foreign currency exchange loss, net	(78,659)
Other	3,754
Total revenues	12,994,763
Expenses:	
Employee compensation and benefits	6,526,424
Intercompany service fee allocated	4,408,593
Occupancy	529,866
Professional fees	291,881
Communication services	374,879
Travel and entertainment	538,596
Information services	300,509
Depreciation	108,240
Clearance fees	183,325
Other	245,528
Total expenses	13,507,841
Loss before income taxes	(513,078)
Provision for income taxes	-
Net loss	$ (513,078)

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, beginning of year	$ 100	$ 11,361,463	(3,968,757)	$ 7,392,806
Share-based compensation	-	1,313,997	-	1,313,997
Net loss	-	-	(513,078)	(513,078)
Balance, end of year	$ 100	$ 12,675,460	$ (4,481,835)	$ 8,193,725

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2017

Cash flows from operating activities	
Net loss	$ (513,078)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	108,240
Share-based compensation	1,313,997
Foreign currency exchange loss, net	78,659
Decrease/(increase) in operating assets	
Receivables and deposits from broker-dealer	(127,947)
Research fees receivable	81,960
Receivable from parent	(328,614)
Receivable from broker for unsettled regular-way trades, net	(1,775,299)
Deposits with clearing organization and others	(325,049)
Increase/(decrease) in operating liabilities	
Accrued professional fees	15,000
Accounts payable and accrued expenses	33,653
Payable to parent	(478,899)
Accrued bonus compensation	(124,000)
Deferred rent expense	(33,393)
Net cash used in operating activities	(2,074,770)
Cash flows from investing activities	
Purchases of fixed assets	(29,342)
Cash used in investing activities	(29,342)
Net decrease in cash and cash equivalents	(2,104,112)
Cash and cash equivalents	
Beginning of year	8,626,062
End of year	$ 6,521,950
Supplemental disclosures of cash flow information	
Cash paid for interest	$ 1,871
Cash paid for capital taxes	$ 14,778
Disclosure of non-cash financing activity	
Share-based compensation	$ 1,313,997

The accompanying notes are an integral part of these financial statements.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

Note 1 - Description of Business:

Numis Securities, Inc. (the "Company"), a Delaware corporation incorporated on October 17, 2003, is a wholly owned subsidiary of Numis Securities Limited ("the Parent"). The Company commenced its operations on October 23, 2003, and received its license from the Securities and Exchange Commission (the "SEC") on February 18, 2004. The Parent is in the investment banking and institutional stock-brokerage business, and is a wholly owned trading subsidiary of Numis Corporation Plc ("Plc"). Plc is a listed United Kingdom stock company traded on the Alternative Investments Market of the London Stock Exchange ("LSE").

The Company is a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company, which operates solely in New York, was established to provide securities brokerage services to United States customers trading in United Kingdom securities. The Company clears United Kingdom and Irish listed securities through its UK Parent company. The Company holds no customer accounts. Other securities are cleared through a separate clearing broker, Pershing LLC ("Pershing").

Note 2 - Significant Accounting Policies:

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid instruments and certificates of deposits with original maturities of less than three months to be cash equivalents. Cash and cash equivalents consist of unrestricted cash balances held with two major financial institutions. Interest-bearing balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution. The Financial Services Compensation Scheme ("FSCS") provides no insurance for deposits in the United Kingdom. From time to time, the Company's balances may exceed the limits of the FDIC; however, the Company believes that its credit risk exposure is limited due to the high credit quality of the institutions holding its cash.

Fixed Assets

Fixed assets consist of office equipment, furniture, technology equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis over the shorter of the lease term or useful lives of the assets. Estimated useful lives are three years for office equipment and technology equipment, and seven years for furniture. Amortization of leasehold improvements is computed on a straight-line basis over the shorter of the useful life of the improvement or the lease term.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

Note 2 - Significant Accounting Policies (Cont'd):

Receivables and Deposits from Broker-Dealer

Receivables and deposits with broker represent payments receivable from customers for research services provided by the Company and cash balances on deposit with, and commissions and interest receivable from, the Company's clearing broker.

Allowance for Doubtful Accounts

The Company estimates the allowance for doubtful accounts based upon a review of outstanding receivables and historical collection information by customer. Normally accounts receivable are due within 30 days after the date of the invoice. Receivables more than 90 days old are considered past due. Accounts receivable are written off when they are determined to be uncollectible. The Company considers all accounts receivable at September 30, 2017 to be collectible and no allowance for doubtful accounts is deemed necessary at September 30, 2017.

Net Receivable from Parent and Broker for Unsettled Regular-Way Trades

These regular-way trades are subject to standard settlement of trade date plus two days for UK trades, and trade date plus three days for others, and the balance is approximately $1,900,000 as of September 30, 2017.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of September 30, 2017, the Company believes it was not exposed to such risk. During the current year, no customer accounted for 10% of total revenues.

Fair Value Financial Instruments

ASC Topic 825, *Financial Instruments*, requires disclosing fair value to the extent practicable for financial instruments which are recognized or unrecognized in the Statement of Financial Condition. The fair values of the financial instruments are not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement. For certain financial instruments, including cash and cash equivalents, receivables and deposits from broker, research fees receivable, receivable from parent, receivable from broker for unsettled regular-way trades, net, deposits with clearing organization and others, accrued professional fees, accounts payable and accrued expenses, the fair values were determined based on the near term maturities of such obligations.

Note 2 - Significant Accounting Policies (Cont'd):

Deferred Rent

Rental expense is recorded ratably over the term of the lease, on the straight-line basis, which results in deferred rent payable. As of September 30, 2017, the Company had deferred rent payable of $27,828.

Commissions

Commission revenues and clearing related expenses are recorded on a trade-date basis as securities transactions occur.

Research Income

In addition to brokerage commissions, the Company earns compensation in the form of direct payments for provision of third party research, and other brokerage services. Revenue is recognized upon direct receipt of payment, including funds received between the end of the fiscal year and the date the financial statements are issued for services provided prior to the end of the fiscal year.

Foreign Currency Transactions

The Company's reporting and functional currency is the U.S. dollar. Certain of the Company's revenues earned and expenses incurred are denominated and settled in foreign currencies.

The Company's assets and liabilities denominated in a foreign currency are translated using exchange rates at the end of the year. Revenues and expenses are translated at average monthly rates for the year. The impact of translation gains and losses on assets and liabilities is included as a component in the Statement of Operations.

Income Taxes

The Company accounts for income taxes in accordance with current accounting standards. Deferred tax assets and liabilities are provided using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to amounts that more likely than not will not be realized.

The Company accounts for certain uncertainties in the accounting for income taxes utilizing a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement.

Note 2 - Significant Accounting Policies (Cont'd):

The Company's income tax returns are subject to examination for three years from the date filed or the due date, whichever is later. The Company files income tax returns in the US jurisdiction, New York State and New York City. The returns for fiscal years ended September 30, 2014 through 2016 are open for examination as of the date of these financial statements. If any, the Company records interest and penalties in the other expense caption of the Statement of Operations.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. These estimates and assumptions are based on judgment and available information, and, consequently, results could be materially different from these estimates.

Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded any contingent liability in the financial statements for these indemnifications.

Share-Based Compensation

Certain employees of the Company are permitted to participate in Plc's Restricted Stock Plans for Employees of Numis Securities, Inc. ("the plans"). The plans are accounted for in accordance with current accounting for share-based payments which require companies to recognize an expense for stock-based compensation in the Statement of Operations. The Company has recorded compensation expense on a straight-line basis over the vesting period of the awards, with the offset to additional paid-in capital, as the obligation to issue the shares will be satisfied by Plc as of September 30, 2017.

NUMIS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2017

Note 3 - Fixed Assets:

As of September 30, 2017, fixed assets consist of the following:

Furniture, fixtures and leasehold improvements	$ 557,368
Technology equipment	189,073
	746,441
Accumulated depreciation	(680,439)
Fixed assets, net	$ 66,002

Depreciation expense for the year ended September 30, 2017 was $108,240 and is included in the Statement of Operations.

Note 4 - Commitments and Contingencies:

The Company is obligated under a noncancelable lease for office space which expires on July 31, 2018. The lease is subject to escalation based on certain costs incurred by the landlord. In addition, on October 5th, 2017, the Company signed ten year noncancelable lease for a new office space which will expire on the tenth anniversary of the rent commencement date, which was not determined as of the date of this report. Occupancy expense for the year ended September 30, 2017 was $529,866 and is included in the Statement of Operations.

Minimum future annual rental commitments under both operating leases are as follows:

Year Ending	
September 30, 2018	$ 512,570
September 30, 2019	431,876
September 30, 2020	518,251
September 30, 2021	518,251
September 30, 2022	518,251
Thereafter	3,345,592
	$ 5,844,791

Note 5 - Related Party Transactions:

In the course of its business, the Company acts as agent for the Parent's clients. In return for these services, the Company receives commission revenues and research revenues from the Parent in accordance with terms of the allocation methodology established in the July 2004 Transfer Pricing Agreement, between the Company and the Parent, as amended in November 2007. The allocation is primarily linked to the level of work performed by the Company.

Note 5 - Related Party Transactions (Cont'd):

For the fiscal year ended September 30, 2017, $1,363,869 of commissions revenue and $1,557,330 of research income were earned under this agreement, which are included in commissions and research income, respectively, in the Statement of Operations.

In accordance with the intercompany Transfer Pricing Agreement, the Parent receives a service fee for each transaction that is recorded by the Company based on the Parent's detailed cost analysis on services performed. Services performed include equity administration and support, equity research, broking, and corporate services. For the year ended September 30, 2017, the intercompany service fee allocation under such agreement was $4,408,593, which is included in the Statement of Operations.

At September 30, 2017, a capital contribution of $1,313,997 was recorded for the shares to be issued by Plc to satisfy the share compensation expense under the restricted stock plans. In addition, future monthly accruals of restricted stock plan compensation will also be recorded as capital contribution.

As of September 30, 2017 the Company has a receivable balance from the Parent of $328,614 in relation to these related party transactions. It is expected to be received within the next twelve months.

Note 6 - Clearing Fee Agreement:

The Company has an agreement with its clearing broker, Pershing. As part of the agreement, the Company maintains a deposit account with the clearing broker and is subject to certain termination fees in the event the agreement is terminated by either party without cause upon ninety days prior notice. The termination fee is defined in the agreement as a reasonable and determinable amount agreed upon by both parties. The Company does not intend to terminate the agreement and as such has not recognized any liability or expense related thereto.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At September 30, 2017, no such failure has occurred and the Company has recorded no liabilities with regard to the right.

Note 7 - Income Taxes:

The Company files a Federal, New York State and New York City income tax returns.

The deferred tax assets are comprised of the following:

Deferred	
Federal	$ 708,133
State and local	638,993
	1,347,126
Less: Valuation allowance	(1,347,126)
	$ -

Note 7 - Income Taxes (Cont'd):

The effective tax rate differs from the statutory federal tax rate primarily due to the change in the valuation allowance. The Company also has available net operating loss carry forwards amounting to approximately $784,000 for federal income tax purposes, approximately $1,900,000 for state income tax purposes and approximately $1,697,000 for local income tax purposes. These net operating loss carry forwards expire on September 30, 2031.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. For the year ended September 30, 2017, the Company had a net operating loss and therefore no income tax liability. At September 30, 2017, the Company has recorded a deferred tax asset of $1,347,126. The deferred tax asset primarily relates to temporary differences associated with the deductibility of depreciation and amortization, share plan accrued expenses, allowable gain and losses on conversion of currencies, net operating losses carry forwards and deferred rent. A valuation allowance is recognized against the deferred tax asset if it is more likely than not such asset will not be realized in future years. The ultimate realization of a deferred tax asset is dependent upon the generation of future taxable income. Due to uncertainty of earning future taxable income against which the deferred tax asset could be utilized, a valuation allowance for the full amount of the deferred tax assets has been recorded. In 2017, the valuation allowance decreased approximately $137,114. The Company had no tax liability for uncertain tax positions as of September 30, 2017.

Despite the net operating loss, the Company is subject to New York State and City taxes based on capital. During the fiscal year ended September 30, 2017, the Company recognized $14,778 of state capital taxes. There were no city capital taxes during the fiscal year ended September 30, 2017. The state capital taxes are included in other expenses, in the Statement of Operations.

Note 8 - Restricted Stock Plans:

a) Details of restricted stock plans

During the year ended September 30, 2006 the Company had approved a plan (USRSP #1) under which selected employees were awarded a share purchase option to buy Plc stock on the LSE. During the year ended September 30, 2008, the Company approved and made further awards pursuant to two additional plans, USRSP #2 and USRSU #1.

The terms of the USRSP #2 plan are similar to the USRSP #1 plan: if the purchase option is exercised within the allotted exercise period, the shares are purchased at the price set on the grant date and the employee is allocated a like number of matching shares at no further cost to the employee. Both matching shares and the purchased shares are then subject to vesting periods. For USRSP #1, this vesting period is five years; for USRSP #2, there is a graded vesting schedule with 33.33% of the shares awarded vesting on each of the third, fourth and fifth anniversaries of the relevant share purchase date.

Note 8 - Restricted Stock Plan (Cont'd):

For both plans unvested matching shares are forfeited in the event of voluntary termination or termination for cause.

If a participant's termination occurs as a result of involuntary termination of employment, then an earned portion of the shares previously awarded to that participant shall become vested; and the unearned portion shall be forfeited. Under the terms of both plans, employees may finance the purchase of shares with a loan from Plc with repayments, including interest, made over the vesting period. In the event of non-payment of the loan, matching shares and the purchased shares that relate to any unpaid loan balance are forfeited. Dividends that would otherwise be earned on the matching shares under both plans are credited to the recipients' balance of matching shares in the form of dividend equivalent units (DEUs) as dividends fall due.

The USRSU #1 plan differs from the USRSP #1 and USRSP #2 plans; in that in all cases but one, shares are awarded to employees in the form of restricted stock units, that will vest over a three year graded vesting schedule on the first, second, and third anniversaries provided that the employee remains employed with the Company. In the case of some of the issuances in 2013 and 2014, the vesting period was extended to four years with awards vesting in three equal tranches on the second, third, and fourth anniversaries. There is no requirement to purchase shares and consequently there are no matching shares. The awards under the USRSU #1 plan do not qualify for DEUs.

Both USRSP #1 and #2 plans are now fully vested in the fiscal years ended September 30, 2012 and September 30, 2015 respectively. No further awards will be made under either plan.

The USRSU #1 plan remains current with awards and vestings taking place during the financial year.

b) Awards during the current fiscal year

USRSU #1

There were 719,140 restricted share units outstanding at the beginning of the current fiscal year that had been awarded under USRSU #1, with a weighted average price of $2.96.

One award was made during the year: 32,887 shares in December 2016 under the 3 year vesting schedule at a weighted average price of $3.47.

A number of vestings took place during the year: 35,367 shares in January 2017 from the first tranche of the January 2016 issuance under RSU 25; 14,503 shares in March 2017 from the second tranche of the March 2014 award under RSU 15; 50,000 shares in June 2017 from the third and final tranche of the June 2013 issuance under RSU 13; 14,010 shares in June 2017 from the third and final tranche of the June 2014 award under RSU 17; and 32,735 shares in July 2017 from the third and final tranche of the July 2014 issuance under RSU 18.

Note 8 - Restricted Stock Plan (Cont'd):

In addition, 188,094 shares vested to a good leaver in January 2017 in respect of RSU 13 (125,000 shares), RSU 25 (15,362), RSU 26 (33,468) and RSU 30 (14,264).

In total, 334,709 shares vested during the year at a weighted average price of $3.06.

As of September 30, 2017 there were 417,318 restricted share units outstanding with a weighted average exercise price of $2.92.

Compensation expense related to the USRSU #1 plan amounted to $643,225 for the year ended September 30, 2017, which is included in the Statement of Operations. As of September 30, 2017 there was $504,258 of total unrecognized compensation cost related to non-vested restricted share units granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.57 years.

OPTION SCHEME

The Group operates an employee option scheme which was originally formulated and approved in 2001. Under this scheme an option cannot be exercised later than the tenth anniversary after the grant date. The earliest date of exercise is usually three years after the date of grant.

In December 2013, 47,429 options were awarded at an exercise price of $4.17. The market value of the awards totaled $197,934 and the intrinsic value based on Bloomberg was $50,183. All of these awards remained open at September 30, 2017.

Compensation expense amounted to $2,908 for the year ended September 30, 2017, which is included in the Statement of Operations. There were no further unrecognized compensation costs under the option plan.

US LTIP (2017) PLAN

During the current financial year, a new scheme was formulated with share awards vesting after 4 years in 5 parts with differing share price conditions: the first 50% as a basic award with no price conditions; the next 10% if the closing daily share price is at or above £2.09 (the base price); the next 15% if the closing daily share price is at or above £3.09 (base price plus £1.00); the next 15% if the closing daily share price is at or above £4.09 (base price plus £2.00); and the final 10% if the closing daily share price is at or above £5.09 (base price plus £3.00). In all instances, the closing share price must remain at or above the given levels for a consecutive 90 days within the 4 year vesting period in order to trigger that particular tranche. All tranches achieving the price targets become entitled for vesting after the four year period providing personal and peer group soft targets around conduct and due diligence are met.

The fair value for each tranche has been calculated by independent expert advisers (Aon Hewitt) who have run a number of simulations to derive their calculations.

Note 8 - Restricted Stock Plan (Cont'd):

In January 2017, 1,500,000 awards were made to 3 individuals at a weighted average market price of $3.02 and Aon Hewitt generated a fair value price of $2.25. There were no vestings or leavers in the year leaving the year end position unchanged from the January 2017 awards.

Compensation expense amounted to $667,864 for the year ended September 30, 2017, which is included in the Statement of Operations. As of September 30, 2017 there was $2,770,894 of total unrecognized compensation cost related to non-vested awards granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.28 years.

Note 9 - 401(K) Profit Sharing Plan:

The Company maintains a 401(k) profit sharing plan ("Plan") for the benefit of all eligible employees who meet certain plan requirements. Under the Plan, the Company is required to make a 3% "safe harbor" contribution to all eligible employees who have completed three months of employment. Vesting in the 3% Company contribution is immediate. The Company may also elect to make a discretionary profit sharing contribution to the Plan regardless of the amount of service completed by the employee during the year. Vesting in such profit sharing contributions is 20% after two years plus an additional 20% per year thereafter. The expense associated with this Plan for the year ended September 30, 2017 was $81,170. There were no discretionary contributions for the year ended September 30, 2017.

Note 10 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum adjusted net capital equivalent to the greater of $250,000 or 6-2/3% of aggregate indebtedness. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At September 30, 2017, the Company had net capital of $7,941,857 which was $7,691,857 in excess of its required net capital of $250,000. The ratio of aggregate indebtedness to net capital was 0.06 to 1.

The Company is exempt from the provision of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of this rule.

Note 11 - Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2017, and through the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2017.

SCHEDULE I

NUMIS SECURITIES, INC.
SUPPLEMENTARY SCHEDULE
AS OF SEPTEMBER 30, 2017

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total stockholder's equity		$ 8,193,725
Discretionary bonus accrual		2,050,000
Nonallowable assets		
Research fees receivable	$ (274,364)	
Fixed assets, net of accumulated depreciation	(66,002)	
Deposits with clearing organization and others	(860,006)	
Receivable from parent	(328,614)	
Receivables from broker-dealer	(210,659)	
Total nonallowable assets		(1,739,645)
Net capital before haircuts on foreign currency		8,504,080
Haircuts on foreign currency		(562,223)
Net capital		$ 7,941,857
Aggregated indebtedness		
Items included in the statement of financial condition		
Accounts payable and accrued expenses		$ 508,643
Total aggregate indebtedness		$ 508,643
Computation of basic net capital requirement		
Minimum net capital required (the greater of $250,000 or 6-2/3% of aggregate indebtedness)		$ 250,000
Excess net capital		$ 7,691,857
Ratio: Aggregate indebtedness to net capital		.06 to 1

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of September 30, 2017.

MSPC
Certified Public Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Numis Securities, Inc.

We have reviewed management's statements, included in the accompanying management statement regarding compliance with the exemption provisions of SEC Rule 15c3-3, in which (1) Numis Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Numis Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Numis Securities, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. Numis Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Numis Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 11, 2017

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

SCHEDULE II

NUMIS SECURITIES, INC.
SUPPLEMENTARY SCHEDULE
AS OF SEPTEMBER 30, 2017

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) and (ii) of the Rule.

Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3

Numis Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) the Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): paragraphs (k)(2)(i) and (k)(2)(ii)

Numis Securities Inc.

I, Nicholas Rego, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: 

Nicholas J. Rego, CFO
December 11, 2017

MSPC
Certified Public Accountants and Advisors
A Professional Corporation

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Numis Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2017, which were agreed to by Numis Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Numis Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Numis Securities, Inc.'s management is responsible for Numis Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended September 30, 2017 with the amounts reported in Form SIPC-7 for the year ended September 30, 2017, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



MSPC
Certified Public Accountants and Advisors,
A Professional Corporation

New York, New York
December 11, 2017

www.mspc-cpa.com
340 North Avenue, Cranford, NJ 07016-2496 Tel 908 272-7000 Fax 908 272-7101
546 5th Avenue, New York, NY 10036-5000 Tel 212 682-1234 Fax 212 687-8846

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended 9/30/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

66139 FINRA SEP
NUMIS SECURITIES INC
275 MADISON AVE STE 4100
NEW YORK NY 10016-1101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2f from page 2) $ 20,677

B. Less payment made with SIPC 6 filed and SIPC-7 if applicable (exclude interest) (12,666)
April 17, 2017
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 8,011

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,011

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 8,011

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Numis Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 16 day of October, 2017

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 10/1/2016 and ending 12/31/2016	beginning 1/1/2017 and ending 9/30/2017
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,896,173 (the sum of both periods)	$ 1,807,254	$ 10,947,615
2b. Additions.			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions			
2c. Deductions			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.			
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		44,508	96,795
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.		$ 241	$ 3,501
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).		$	$
Enter the greater of line (i) or (ii)		241	3,501
Total deductions		44,749	100,296
2c. SIPC Net Operating Revenues		$ 1,762,505	$ 10,847,319
2e. General Assessment at applicable rate for assessment period.		$ 4,406 (@.0025)	$ 16,271 (@.0015)
2f. Total General Assessment add both columns.		$ 20,677 (to page 1, line 2.A.)	